Exhibit 99.3

3Q'24 Earnings Release November 07th, 2024 ir.vincipartners.com

Vinci Partners Reports Third Quarter 2024 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci reached R$70 billion in AUM, posting an 8% year-over-year growth. Our efforts in raising capital for Private Market funds continue to boost our results in AUM and FRE numbers, with highlights this quarter to a little over half a billion reais in additional commitments, including the first coming from a global investor in our Credit Infra strategy. Shifting to some very exciting news since the end of the third quarter, last week we announced the closing of our combination with Compass and the acquisition of Lacan earlier this week. These transactions aren’t just milestones, they mark the beginning of a new era for Vinci Partners, officially establishing us as the gateway to alternative investments in Latin America. We believe these movements solidify Vinci’s status as a leading full-service player in Latin America, uniquely positioned to capitalize on the region’s high growth potential for alternative investments."

Dividend

Vinci Partners has declared a quarterly dividend of US$0.16 per share to record holders of common stock at the close of business on November 20, 2024. This dividend will be paid on December 05, 2024.

Third Quarter 2024 Highlights

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About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Private Credit), Public Equities, Investment Products and Solutions, Corporate Advisory and Retirement Services. As of September 30, 2024, the firm had R$70 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm ET on Thursday, November 07, 2024, to announce its third quarter 2024 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at: https://ir.vincipartners.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 3Q24 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

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Segment Earnings

(R$ thousands, unless mentioned)	3Q'23	2Q'24	3Q'24	∆ YoY(%)	3Q'23 YTD	3Q'24 YTD	∆ YoY(%)
Net revenue from management fees	104,745	114,134	106,750	2%	293,391	317,339	8%
Net revenue from advisory fees	2,283	11,481	5,966	161%	20,801	27,806	34%
Total Fee Related Revenues[i]	107,028	125,615	112,716	5%	314,192	345,145	10%
Segment personnel expenses	(7,483)	(7,556)	(8,239)	10%	(22,224)	(23,132)	4%
Other G&A expenses	(5,356)	(7,025)	(6,614)	23%	(13,850)	(19,635)	42%
Corporate center expenses	(24,110)	(25,750)	(24,817)	3%	(69,126)	(71,654)	4%
Bonus compensation related to management and advisory	(18,746)	(23,380)	(19,228)	3%	(57,857)	(61,356)	6%
Total Fee Related Expenses	(55,695)	(63,711)	(58,897)	6%	(163,056)	(175,776)	8%
FEE RELATED EARNINGS (FRE)ii	51,333	61,904	53,819	5%	151,136	169,369	12%
FRE Margin (%)iii	48.0%	49.3%	47.7%		48.1%	49.1%
FRE per shareiv (R$/share)	0.95	1.16	1.02	7%	2.79	3.19	14%
Net revenue from performance fees	2,058	5,613	1,890	(8)%	14,786	9,776	(34)%
Performance based compensation	(925)	(2,503)	(907)	(2)%	(7,026)	(4,419)	(37)%
PERFORMANCE RELATED EARNINGS (PRE)[v]	1,133	3,110	984	(13)%	7,760	5,358	(31)%
PRE Margin (%)vi	55.1%	55.4%	52.1%		52.5%	54.8%
(-) Unrealized performance fees	–	3,483	–	N/A	–	3,483	N/A
(+) Unrealized performance compensation	–	(1,233)	–	N/A	–	(1,233)	N/A
(+) Realized GP investment income	4,699	12,379	4,539	(3)%	14,759	21,324	44%
SEGMENT DISTRIBUTABLE EARNINGSvii	57,165	79,643	59,342	4%	173,655	198,301	14%
Segment DE Margin (%)	50.2%	54.1%	49.8%		50.5%	52.2%
(+) Depreciation and amortization	1,646	1,873	2,272	38%	5,452	6,036	11%
(+) Realized financial income	12,027	11,421	15,178	26%	62,299	38,961	(37)%
(-) Leasing expenses	(2,394)	(2,076)	(1,931)	(19)%	(7,542)	(6,223)	(17)%
(-) Other itemsviii	(2,933)	(17,517)	(6,858)	134%	(12,373)	(33,611)	172%
(-) Non-operational expensesix	–	(11,674)	(3,728)	N/A	–	(16,735)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(13,691)	(14,872)	(10,899)	(20)%	(39,296)	(38,258)	(3)%
DISTRIBUTABLE EARNINGS (DE)[x]	51,820	46,797	53,377	3%	182,195	148,471	(19)%
DE Margin (%)xi	41.2%	29.5%	39.7%		44.9%	35.5%
DE per share (R$/share)	0.96	0.88	1.01	5%	3.36	2.80	(17)%
(+) Non-operational expenses (including Income Tax effect)	–	11,604	3,727	N/A	–	16,639	N/A
ADJUSTED DISTRIBUTABLE EARNINGSxii	51,820	58,401	57,104	10%	182,195	165,110	(9)%
Adjusted DE Margin (%)xiii	41.2%	36.8%	42.5%		44.9%	39.4%
Adjusted DE per share (R$/share) xiv	0.96	1.10	1.08	12%	3.36	3.11	(7)%

Total Fee Related Revenues of R$112.7 million for the quarter ended September 30, 2024, compared to R$107.0 million for the quarter ended September 29, 2023, an increase of 5% year-over year. This increase was pushed by a pickup in deal activity, leading to higher advisory fees and organic growth across Private Market strategies over the quarter. In the quarter, management fees accounted for R$106.8 million, an increase of 2% year-over-year. Disregarding catch up fees from both quarters, management fees increased by 9% year-over-year. Fee related revenues were R$345.1 million for the nine months ended September 30, 2024, up 10% when compared to the nine months ended September 29, 2023, driven by strong fundraising across Private Markets' products.

Fee Related Earnings (“FRE”) of R$53.8 million (R$1.02/share) for the quarter ended September 30, 2024, up 5% year-over-year on an absolute basis and 7% year-over-year on an FRE per share basis when compared to the quarter ended September 29, 2023, fueled by an increase in management and advisory fees. FRE of R$169.4 million (R$3.19/share) for the nine months ended September 30, 2024, up 12% when compared to the nine months ended September 29, 2023 on an absolute basis and 14% on an FRE per share basis, driven by stronger management and advisory fees.

FRE Margin was 49.1% for the nine months ended September 30, 2024, an increase of 1.0 percentage point year-over-year, following our commitment to cost efficiency with contained expense growth. Disregarding the VRS segment, FRE

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Margin was 51% for the for the nine months ended September 30, 2024.

Performance Related Earnings (“PRE”) of R$1.0 million for the quarter ended September 30, 2024, down 13% year-over-year, as the local market presents significant challenges for the performance of liquid funds. Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open-ended funds. PRE was R$5.4 million for the nine months ended September 30, 2024, a decrease of 31% when compared to the nine months ended September 29, 2023.

Segment Distributable Earnings of R$59.3 million for the quarter ended September 30, 2024, compared to R$57.2 million for the quarter ended September 29, 2023, up 4% year-over-year. Segment Distributable Earnings were R$198.3 million for the nine months ended September 30, 2024, up 14% year-over-year, when compared to the nine months ended September 29, 2023.

Adjusted Distributable Earnings (“DE”) of R$57.1 million (R$1.08/share) for the quarter ended September 30, 2024, compared to R$51.8 million (R$0.96/share) for the quarter ended September 29, 2023, up 10% year-over-year on an absolute basis and 12% year-over-year on an Adjusted DE per share basis. This increase was driven mostly by FRE growth. Adjusted DE was R$165.1 million (R$3.11/share) for the nine months ended September 30, 2024, down 9% when compared to the nine months ended September 29, 2023, on an absolute basis and down 7% on an Adjusted DE per share basis. The year-over-year decline in year-to-date Adjusted DE is attributed to a combination of (i) a decrease in financial income following a strong nine-month period ending September 30, 2023, during which the liquid portfolio benefited from more favorable market conditions compared to the current year, and (ii) the impact of FX rate depreciation on Vinci’s net debt position in US dollars, which affected the 'Other Items' line.

Adjusted DE Margin was 42.5% for the quarter ended September 30, 2024, a 1.3 percentage point increase compared to 41.2% for the quarter ended September 29, 2023. For the nine months ended September 30, 2024, Adjusted DE Margin reached 39.4%, a decrease of 5.5 percentage points compared to the nine months ended September 29, 2023.

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Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	3Q'23	2Q'24	3Q'24	∆ YoY (%)	3Q'23 YTD	3Q'24 YTD	∆ YoY (%)
Net revenue from management fees	68,323	81,238	73,375	7%	184,596	217,131	18%
Net revenue from advisory fees	275	2,197	491	79%	824	3,242	294%
Total Fee Related Revenues	68,597	83,434	73,867	8%	185,420	220,374	19%
Segment personnel expenses	(3,685)	(3,925)	(4,508)	22%	(10,913)	(12,140)	11%
Other G&A expenses	(2,835)	(3,384)	(3,021)	7%	(6,813)	(9,261)	36%
Corporate center expenses	(14,867)	(16,292)	(15,943)	7%	(41,090)	(45,172)	10%
Bonus compensation related to management and advisory	(10,109)	(12,373)	(10,787)	7%	(28,038)	(32,138)	15%
Total Fee Related Expenses	(31,496)	(35,974)	(34,259)	9%	(86,853)	(98,711)	14%
FEE RELATED EARNINGS (FRE)	37,102	47,461	39,608	7%	98,567	121,664	23%
FRE Margin (%)	54.1%	56.9%	53.6%		53.2%	55.2%
Net revenue from performance fees	464	3,720	12	(97)%	2,999	3,740	25%
Realized performance fees	464	7,205	12	(97)%	2,999	7,225	141%
Unrealized performance fees	–	(3,483)	–	N/A	–	(3,483)	N/A
Performance based compensation	(205)	(1,646)	(5)	(98)%	(1,326)	(1,654)	25%
PERFORMANCE RELATED EARNINGS (PRE)	259	2,074	7	(97)%	1,673	2,086	25%
PRE Margin (%)	55.8%	55.8%	58.3%		55.8%	55.8%
(-) Unrealized performance fees	–	3,483	–	N/A	–	3,483	N/A
(+) Unrealized performance compensation	–	(1,233)	–	N/A	–	(1,233)	N/A
(+) Realized GP investment income	4,699	12,379	4,539	(3)%	14,759	21,324	44%
SEGMENT DISTRIBUTABLE EARNINGS	42,059	64,164	44,155	5%	114,999	147,325	28%
Segment DE Margin (%)	57.0%	62.3%	56.3%		56.6%	59.2%

ASSETS UNDER MANAGEMENT (AUMxv R$ millions)	30,347	34,692	35,209	16%	30,347	35,209	16%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	27,060	31,321	31,851	18%	27,060	31,851	18%
AVERAGE MANAGEMENT FEE RATE (%)	0.98%	1.02%	0.90%		0.98%	0.90%

Fee Related Earnings (FRE) of R$39.6 million for the quarter ended September 30, 2024, up 7% year-over-year. Alongside the favorable fundraising environment, the acquisition of MAV Capital contributed to revenue growth in the third quarter 2024. FRE was R$121.7 million for the nine months ended September 30, 2024, an increase of 23% when compared to the nine months ended September 29, 2023. This growth was fueled by an increase in management fees revenue and catch-up fees from strong Private Markets fundraising over the year.

Performance Related Earnings (PRE) was R$2.1 million for the nine months ended September 30, 2024, an increase of 25% when compared to the nine months ended September 29, 2023. Performance was recognized in Infrastructure and Private Credit.

Segment Distributable Earnings of R$44.2 million for the quarter ended September 30, 2024, up 5% when compared to the quarter ended September 29, 2023, driven by higher Fee Related Earnings in the quarter. Segment DE was R$147.3 million for the nine months ended September 30, 2024, up 28% when compared to the nine months ended September 29, 2023, fueled by growth in FRE and PRE.

AUM of R$35.2 billion at the end of the third quarter, a 16% increase year-over-year, propelled by robust fundraising over the last twelve months across all Private Markets strategies, with highlights for VCP IV in Private Equity, VICC in Infrastructure, Vinci Credit Infra in Credit and VISC in Real Estate.

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Investment Products and Solutions

(R$ thousands, unless mentioned)	3Q'23 PF¹	2Q'24	3Q'24	∆ YoY (%)	3Q'23 YTD PF¹	3Q'24 YTD	∆ YoY (%)
Net revenue from management fees	20,803	18,959	18,754	(10)%	64,105	57,527	(10)%
Net revenue from advisory fees	8	524	525	6,468%	23	1,058	4,499%
Total Fee Related Revenues	20,811	19,484	19,280	(7)%	64,129	58,585	(9)%
Segment personnel expenses	(1,819)	(1,527)	(1,616)	(11)%	(5,648)	(4,770)	(16)%
Other G&A expenses	(1,095)	(1,082)	(1,208)	10%	(3,440)	(3,298)	(4)%
Corporate center expenses	(4,527)	(4,659)	(4,249)	(6)%	(14,288)	(13,008)	(9)%
Bonus compensation related to management and advisory	(4,718)	(4,851)	(3,758)	(20)%	(14,663)	(12,561)	(14)%
Total Fee Related Expenses	(12,158)	(12,118)	(10,831)	(11)%	(38,037)	(33,637)	(12)%
FEE RELATED EARNINGS (FRE)	8,653	7,365	8,448	(2)%	26,091	24,948	(4)%
FRE Margin (%)	41.6%	37.8%	43.8%		40.7%	42.6%
Net revenue from performance fees	180	214	148	(18)%	2,699	371	(86)%
Realized performance fees	180	214	148	(18)%	2,699	371	(86)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(90)	(107)	(108)	20%	(1,266)	(220)	(83)%
PERFORMANCE RELATED EARNINGS (PRE)	90	107	39.9	(56)%	1,434	151.2	(89)%
PRE Margin (%)	50.0%	49.9%	27.0%		53.1%	40.8%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,743	7,472	8,488	(3)%	27,526	25,099	(9)%
Segment DE Margin (%)	41.7%	37.9%	43.7%		41.2%	42.6%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	25,943	24,815	24,010	(7)%	25,943	24,010	(7)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	25,693	24,604	23,723	(8)%	25,693	23,723	(8)%
AVERAGE MANAGEMENT FEE RATE (%)	0.35%	0.33%	0.34%		0.35%	0.34%

Fee Related Earnings (FRE) of R$8.4 million for the quarter ended September 30, 2024, down 2% year-over-year. FRE was R$24.9 million for the nine months ended September 30, 2024, a decrease of 4% when compared to the nine months ended September 29, 2023 Pro Forma. This decrease is attributed to outflows, especially within our pension funds strategy, which carries higher fees.

Performance Related Earnings (PRE) was R$39.9 thousand for the quarter ended September 30, 2024, down 56% year-over-year.

Segment Distributable Earnings of R$8.5 million for the quarter ended September 30, 2024, down 3% year-over-year. Segment DE was R$25.1 million for the nine months ended September 30, 2024, a decrease of 9% when compared to the nine months ended September 29, 2023 Pro Forma, that posted higher contribution from FRE and PRE.

AUM of R$24.0 billion, down 7% year-over-year.

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Public Equities

(R$ thousands, unless mentioned)	3Q'23 PF¹	2Q'24	3Q'24	∆ YoY (%)	3Q'23 YTD PF¹	3Q'24 YTD	∆ YoY (%)
Net revenue from management fees	15,582	13,762	14,392	(8)%	44,643	42,118	(6)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	15,582	13,762	14,392	(8)%	44,643	42,118	(6)%
Segment personnel expenses	(906)	(834)	(744)	(18)%	(2,743)	(2,468)	(10)%
Other G&A expenses	(383)	(475)	(488)	27%	(1,051)	(1,308)	24%
Corporate center expenses	(3,391)	(3,382)	(3,260)	(4)%	(9,945)	(9,532)	(4)%
Bonus compensation related to management and advisory	(2,357)	(2,267)	(2,122)	(10)%	(6,535)	(6,393)	(2)%
Total Fee Related Expenses	(7,037)	(6,958)	(6,615)	(6)%	(20,274)	(19,700)	(3)%
FEE RELATED EARNINGS (FRE)	8,546	6,804	7,777	(9)%	24,370	22,418	(8)%
FRE Margin (%)	54.8%	49.4%	54.0%		54.6%	53.2%
Net revenue from performance fees	1,415	1,679	1,730	22%	9,088	5,665	(38)%
Realized performance fees	1,415	1,679	1,730	22%	9,088	5,665	(38)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(630)	(749)	(794)	26%	(4,435)	(2,544)	(43)%
PERFORMANCE RELATED EARNINGS (PRE)	785	929	936	19%	4,653	3,120	(33)%
PRE Margin (%)	55.5%	55.3%	54.1%		51.2%	55.1%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,330	7,733	8,713	(7)%	29,021	25,538	(12)%
Segment DE Margin (%)	54.9%	50.1%	54.0%		54.0%	53.4%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	8,904	9,463	10,856	22%	8,904	10,856	22%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	8,854	9,426	10,823	22%	8,854	10,823	22%
AVERAGE MANAGEMENT FEE RATE (%)	0.74%	0.61%	0.60%		0.74%	0.60%

Fee Related Earnings (FRE) of R$7.8 million for the quarter ended September 30, 2024, down 9% year-over-year. FRE was R$22.4 million for the nine months ended September 30, 2024, a decrease of 8% when compared to the nine months ended September 29, 2023 Pro Forma.

Performance Related Earnings (PRE) of R$936.0 thousand for the quarter ended September 30, 2024, up 19% year-over-year. PRE was R$3.1 million for the nine months ended September 30, 2024, a decrease of 33% when compared to the nine months ended September 29, 2023 Pro Forma.

Segment Distributable Earnings of R$8.7 million for the quarter ended September 30, 2024, down 7% year-over-year. Segment DE was R$25.5 million for the nine months ended September 30, 2024, a decrease of 12% when compared to the nine months ended September 29, 2023 Pro Forma.

AUM was R$10.9 billion at the end of the third quarter, up 22% year-over-year.

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Corporate Advisory

(R$ thousands, unless mentioned)	3Q'23	2Q'24	3Q'24	∆ YoY (%)	3Q'23 YTD	3Q'24 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	2,000	8,760	4,949	147%	19,954	23,506	18%
Total Fee Related Revenues	2,000	8,760	4,949	147%	19,954	23,506	18%
Segment personnel expenses	(491)	(609)	(601)	22%	(1,487)	(1,763)	19%
Other G&A expenses	(229)	(285)	(75)	(67)%	(544)	(530)	(3)%
Corporate center expenses	(1,206)	(1,287)	(1,241)	3%	(3,456)	(3,582)	4%
Bonus compensation related to management and advisory	(623)	(2,768)	(1,690)	171%	(6,381)	(7,551)	18%
Total Fee Related Expenses	(2,548)	(4,949)	(3,607)	42%	(11,868)	(13,427)	13%
FEE RELATED EARNINGS (FRE)	(548)	3,810	1,342	N/A	8,086	10,078	25%
FRE Margin (%)	-27.4%	43.5%	27.1%		40.5%	42.9%
SEGMENT DISTRIBUTABLE EARNINGS	(548)	3,810	1,342	N/A	8,086	10,078	25%
Segment DE Margin (%)	-27.4%	43.5%	27.1%		40.5%	42.9%

Fee Related Earnings (FRE) of R$1.3 million for the quarter ended September 30, 2024. FRE was R$10.1 million for the nine months ended September 30, 2024, an increase of 25% when compared to the nine months ended September 29, 2023, due to a pickup in deal activity in 2024.

Segment Distributable Earnings for the nine months ended September 30, 2024 were R$10.1 million, an increase of 25% year-over-year when compared to the nine months ended September 29, 2023.

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Retirement Services

(R$ thousands, unless mentioned)/	3Q'23	2Q'24	3Q'24	∆ YoY (%)	3Q'23 YTD	3Q'24 YTD	∆ YoY (%)
Net revenue from management fees	38	175	228	498%	47	561	1,095%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	38	175	228	498%	47	561	1,095%
Segment personnel expenses	(582)	(661)	(769)	32%	(1,433)	(1,991)	39%
Other G&A expenses	(815)	(1,799)	(1,821)	123%	(2,003)	(5,238)	162%
Corporate center expenses	(121)	(129)	(124)	3%	(348)	(358)	3%
Bonus compensation related to management and advisory	(939)	(1,122)	(870)	(7)%	(2,239)	(2,714)	21%
Total Fee Related Expenses	(2,456)	(3,712)	(3,584)	46%	(6,023)	(10,302)	71%
FEE RELATED EARNINGS (FRE)	(2,418)	(3,537)	(3,356)	39%	(5,976)	(9,739)	63%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	0	N/A	–	0	N/A
Realized performance fees	–	–	0	N/A	–	0	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(2,418)	(3,537)	(3,356)	39%	(5,976)	(9,739)	63%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	37	241	320	768%	37	320	768%
AVERAGE MANAGEMENT FEE RATE (%)	0.60%	0.39%	0.35%		0.60%	0.35%

Fee Related Earnings (FRE) of negative R$3.4 million for the quarter ended September 30, 2024. FRE was negative R$9.7 million for the nine months ended September 30, 2024.

AUM of R$320 million by the end of the third quarter. We are experiencing a pickup in flows for VRS since the launch of the platform called Mio Vinci Partners.

Mio launched multiple new investment strategies in collaboration with leading Brazilian asset managers this quarter, including three Pension Plan funds created in partnership with Vinci's IP&S and Private Credit strategies.

During this quarter, Mio was selected by BlackRock as its partner for the launch of its first retirement strategy in Brazil, an equity index fund designed for retirement released in September.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Income Statement

(R$ thousands, unless mentioned)	3Q'23	2Q'24	3Q'24	∆ YoY (%)	3Q'23 YTD	3Q'24 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	104,745	114,134	106,750	2%	293,391	317,339	8%
Net revenue from performance fees	2,058	5,613	1,890	(8)%	14,786	9,776	(34)%
Realized performance fees	2,058	9,096	1,890	(8)%	14,786	13,259	(10)%
Unrealized performance fees	–	(3,483)	–	N/A	–	(3,483)	N/A
Net revenue from advisory	2,283	11,481	5,966	161%	20,801	27,806	34%
Total net revenues from services rendered	109,086	131,228	114,606	5%	328,978	354,921	8%
EXPENSES
Bonus related to management and advisory	(18,746)	(23,380)	(19,228)	3%	(57,857)	(61,356)	6%
Performance based compensation	(925)	(2,503)	(907)	(2)%	(7,026)	(4,419)	(37)%
Realized	(925)	(3,736)	(907)	(2)%	(7,026)	(5,652)	(20)%
Unrealized	–	1,233	–	N/A	–	1,233	N/A
Total compensation and benefits xvi	(19,671)	(25,883)	(20,135)	2%	(64,883)	(65,775)	1%
Segment personnel expenses	(7,483)	(7,556)	(8,238)	10%	(22,224)	(23,131)	4%
Other general and administrative expenses	(5,356)	(7,025)	(6,614)	23%	(13,850)	(19,635)	42%
Corporate center expenses	(24,110)	(25,750)	(24,817)	3%	(69,126)	(71,654)	4%
Total expenses	(56,620)	(66,214)	(59,803)	6%	(170,082)	(180,194)	6%
Operating profit	52,466	65,014	54,803	4%	158,896	174,727	10%
OTHER ITEMS
GP Investment income	(3,347)	4,250	(6,609)	97%	11,104	11,150	0%
Realized gain from GP investment income	4,699	12,379	4,539	(3)%	14,759	21,324	44%
Unrealized gain from GP investment income	(8,046)	(8,128)	(11,149)	39%	(3,655)	(10,174)	178%
Financial income	12,027	11,421	15,178	26%	62,299	38,961	(37)%
Realized gain from financial income	12,027	11,421	15,178	26%	62,299	38,961	(37)%
Unrealized gain from financial income	(0)	–	–	N/A	(0)	–	N/A
Leasing expenses	(2,394)	(2,076)	(1,931)	(19)%	(7,542)	(6,223)	(17)%
Other items	(11,442)	(21,249)	1,496	N/A	(22,864)	(34,745)	52%
Share Based Plan	(5,118)	(5,660)	(4,147)	(19)%	(10,718)	(15,955)	49%
Non-operational expenses	–	(11,674)	(3,728)	N/A	–	(16,735)	N/A
Total Other Items	(10,274)	(24,988)	259	N/A	32,279	(23,547)	N/A
Profit before income taxes	42,192	40,026	55,062	31%	191,175	151,180	(21)%
(-) Income taxes	(10,375)	(11,679)	(13,693)	32%	(35,100)	(35,756)	2%
NET INCOME	31,817	28,347	41,369	30%	156,075	115,424	(26)%
(+) Non-operational expenses (including Income Tax effect)	–	11,604	3,727	N/A	–	16,639	N/A
(-) Contingent consideration adjustment related to acquisitions	5,655	3,870	(5,444)	N/A	7,785	2,225	(71)%
ADJUSTED NET INCOME	37,472	43,821	39,652	6%	163,860	134,288	(18)%

Total net revenues from services rendered of R$114.6 million for the quarter ended September 30, 2024, up 5% year-over-year. This growth was driven by stronger management and advisory fees in the period. Net revenues for the nine months ended September 30, 2024, were R$354.9 million, representing an 8% increase when compared to the nine months ended September 29, 2023, a result from higher advisory and management fees in the period.

•	Management fee revenues of R$106.8 million for the quarter ended September 30, 2024, up 2% year-over-year. Disregarding catch up fees from both quarters, management fees increased by 9% year-over-year. Management fees of R$317.3 million for the nine months ended September 30, 2024, up 8% when compared to the nine months ended September 29, 2023. Although Private Markets revenues continue to grow and push FRE for the platform, IP&S have been suffering headwinds in the pension plans strategy propelled by tougher macro conditions.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

•	Performance fee revenues of R$1.9 million for the quarter ended September 30, 2024, down 8% year-over-year. Performance fee revenues of R$9.8 million for the nine months ended September 30, 2024, a decrease of 34% when compared to the nine months ended September 29, 2023.

•	Advisory fee revenues of R$6.0 million for the quarter ended September 30, 2024, compared to R$2.3 million for the quarter ended September 29, 2023, an increase of 161% year-over-year. Advisory revenues for the nine months ended September 30, 2024, were R$27.8 million, up 34% when compared to the nine months ended September 29, 2023.

Total expenses for the quarter ended September 30, 2024, of R$59.8 million, compared to R$56.6 million for the quarter ended September 29, 2023, an increase of 6% year-over-year. Total expenses for the nine months ended September 30, 2024, were R$180.2 million, up 6% when compared to the nine months ended September 29, 2023. Disregarding Vinci Retirement Services, total operating expenses summed R$169.9 million, up 4% when compared to the nine months ended September 29, 2023, following our cost efficiency orientation to contain expenses growth.

•	Bonus related to management and advisory fees of R$19.2 million for the quarter ended September 30, 2024, compared to R$18.7 million for the quarter ended September 29, 2023, a 3% increase year-over-year. Bonus related to management and advisory was R$61.4 million for the nine months ended September 30, 2024, up 6% year-over-year, when compared to the nine months ended September 29, 2023.

•	Performance based compensation of R$907.0 thousand for the quarter ended September 30, 2024, compared to R$925.0 thousand for the quarter ended September 29, 2023, a decrease of 2% year-over-year. Performance based compensation for the nine months ended September 30, 2024, was R$4.4 million, a decrease of 37% when compared to the nine months ended September 29, 2023.

•	Segment personnel expensesxvii of R$8.2 million for the quarter ended September 30, 2024, compared to R$7.5 million for the quarter ended September 29, 2023, an increase of 10% year-over-year. Segment personnel expenses for the nine months ended September 30, 2024, was R$23.1 million, up 4% when compared to the nine months ended September 29, 2023.

•	Corporate center expensesxviii of R$24.8 million for the quarter ended September 30, 2024, compared to R$24.1 million for the quarter ended September 29, 2023, an increase of 3% year-over-year. Corporate center expenses for the nine months ended September 30, 2024, were R$71.7 million, up 4% year-over-year, when compared to the nine months ended September 29, 2023.

•	Other general and administrative expensesxix of R$6.6 million for the quarter ended September 30, 2024, compared to R$5.4 million for the quarter ended September 29, 2023, an increase of 23% year-over-year. Other G&A expenses for the nine months ended September 30, 2024, were R$19.6 million, up 42% when compared to the nine months ended September 29, 2023.

Operating Profit of R$54.8 million for the quarter ended September 30, 2024, compared to R$52.5 million for the quarter ended September 29, 2023, an increase of 4% year-over-year. Operating profit for the nine months ended September 30, 2024, was R$174.7 million, up 10% when compared to the nine months ended September 29, 2023.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

GP Investment incomexx, a result of the company’s GP investments in its proprietary private market funds, was negative R$6.6 million for the quarter ended September 30, 2024, compared to negative R$3.3 million for the quarter ended September 29, 2023. The decline was largely driven by depreciation in REITs, resulting from shifts in local market conditions. GP Investment income for the nine months ended September 30, 2024, was R$11.2 million compared to R$11.1 million for the nine months ended September 29, 2023.

Financial Incomexxi of R$15.2 million for the quarter ended September 30, 2024, compared to R$12.0 million for the quarter ended September 29, 2023, up 26% year-over-year. This increase was driven by higher realized gains in the liquid fund’s portfolio during the quarter. Financial income for the nine months ended September 30, 2024, was R$39.0 million.

Leasing Expensesxxii of R$1.9 million for the quarter ended September 30, 2024, compared to R$2.4 million for the quarter ended September 29, 2023, down 19% year-over-year.

Other Items of R$1.5 million for the quarter ended September 30, 2024. Other items comprise the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses.

Share Based Plan expensesxxiii of R$4.1 million for the quarter ended September 30, 2024. For the nine months ended September 30, 2024, share based plan expenses accounted for R$16.0 million.

Profit before income taxes of R$55.1 million for the quarter ended September 30, 2024, reflecting a 31% increase year-over-year. For the nine months ended September 30, 2024, profit before income taxes was R$151.2 million.

Income Taxesxxiv of R$35.8 million for the nine months ended September 30, 2024, which represented an effective tax rate of 24%, compared to R$35.1 million for the nine months ended September 29, 2023, which represented an effective tax rate of 18%, marking an increase of 6 percentage points year-over-year in the effective tax rate.

Non-operational expenses of R$3.7 million for the quarter ended September 30, 2024. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$5.4 million for the quarter ended September 30, 2024. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027. On September 30, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value. The variation was recognized as a gain in the financial result.

Adjusted Net Income of R$39.7 million for the quarter ended September 30, 2024, compared to R$37.5 million for the quarter ended September 29, 2023. Adjusted Net Income was R$134.3 million for the nine months ended September 30, 2024.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Supplement Details

Assets Under Management (AUM) Rollforward – R$ millions

For the Three Months Ended September 30, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	15,524	9,463	24,815	3,943	6,726	6,260	241	2,239	69,212
(+/-) Capital Subscription / (capital return)	19	–	(4)	88	(128)	259	–	(32)	202
(+) Capital Subscription	56	–	–	102	–	390	–	1	549
(-) Capital Return	(38)	–	(4)	(14)	(128)	(131)	–	(33)	(347)
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	620	(1,209)	–	(2)	117	73	–	(401)
(+/-) Appreciation / (depreciation)	261	774	408	(45)	(244)	146	5	77	1,382
Ending Balance	15,803	10,856	24,010	3,987	6,351	6,782	320	2,285	70,395

For the Twelve months Ended September 30, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	13,971	8,904	25,943	2,731	6,220	5,335	37	2,091	65,231
(+/-) Capital Subscription / (capital return)	498	–	540	1,165	409	294	–	(112)	2,794
(+) Capital Subscription	808	–	548	1,267	946	588	–	177	4,334
(-) Capital Return	(310)	–	(8)	(103)	(537)	(294)	–	(289)	(1,540)
(+) Acquisitions	–	–	–	–	–	540	–	–	540
(+/-) Net Inflow / (outflow)	–	507	(4,769)	–	133	221	272	–	(3,636)
(+/-) Appreciation / (depreciation)	1,334	1,445	2,296	91	(411)	393	11	306	5,465
Ending Balance	15,803	10,856	24,010	3,987	6,351	6,782	320	2,285	70,395

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended September 30, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	12,385	9,426	24,604	3,899	6,726	6,240	241	2,072	65,592
(+/-) Capital Subscription / (capital return)	19	–	(4)	88	(128)	259	–	(32)	202
(+) Capital Subscription	56	–	–	102	–	390	–	1	549
(-) Capital Return	(38)	–	(4)	(14)	(128)	(131)	–	(33)	(347)
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	620	(1,259)	–	(2)	117	73	–	(451)
(+/-) Appreciation / (depreciation)	286	777	383	(44)	(244)	143	5	68	1,374
Ending Balance	12,690	10,823	23,723	3,943	6,351	6,759	320	2,108	66,717

For the Twelve months Ended September 30, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Retirement Services	Vinci SPS	Total
	Equity	Equities
Beginning balance	10,733	8,854	25,693	2,682	6,220	5,335	37	2,091	61,644
(+/-) Capital Subscription / (capital return)	526	–	540	1,179	409	294	–	(280)	2,668
(+) Capital Subscription	758	–	548	1,267	946	588	–	9	4,116
(-) Capital Return	(232)	–	(8)	(88)	(537)	(294)	–	(289)	(1,448)
(+) Acquisitions	–	–	–	–	–	519	–	–	519
(+/-) Net Inflow / (outflow)	–	507	(4,774)	–	133	221	272	–	(3,641)
(+/-) Appreciation / (depreciation)	1,432	1,462	2,265	82	(411)	390	11	296	5,527
Ending Balance	12,690	10,823	23,723	3,943	6,351	6,759	320	2,108	66,717

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Accrued Performance Fees – Private Market Funds

(R$ mm)	2Q'24	Unrealized Performance Fees	Realized Distributions	3Q'24
Private Equity	302.4	30.9	0.0	333.3
Vinci SPS	25.0	2.1	0.0	27.1
Infrastructure	15.6	(1.4)	0.0	14.2
Real Estate	0.0	4.7	0.0	4.7
Credit	0.1	0.2	0.0	0.3
Total	343.0	36.2	0.0	379.6

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$10.7 million as of the end of the third quarter of 2024 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$333.3 million, for the Vinci SPS fund SPS III of R$ 27.1 million, for the Infrastructure VIAS fund of R$3.5 million, for Real Estate funds of R$4.7 million and for the Credit fund VCM of R$0.3 million, as of the end of the third quarter of 2024 have not been booked as unrealized performance fees in the company´s balance sheet.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxxv (R$ millions)	3Q'24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	IP&S	180.6	2.4%	6.1%	9.1%	22.5%	CDI[7]	CDI[7]
Atlas Strategyxxvi	IP&S	228.1	3.1%	4.6%	8.1%	12.5%	CDI[7]	CDI[7]
Total Return Strategyxxvii	Public Equities	269.1	4.6%	(1.6)%	9.6%	18.4%	IPCA⁹ + Yield IMA-B¹⁰	IPCA[5] + Yield IMA-B¹⁰
Mosaico Strategyxxviii	Public Equities	935.9	5.4%	(2.2)%	9.8%	13.9%	IBOV[8]	IBOV[8]
Vinci Gas Dividendos FIA	Public Equities	378.5	6.2%	(1.9)%	11.9%	17.0%	IBOV[8]	IBOV[8]
Valorem Strategyxxix	IP&S	1,098.8	1.7%	5.1%	7.8%	19.3%	IMA-B 5¹²	IMA-B 5¹²
Equilibrio Strategyxxx	IP&S	1,494.2	1.4%	4.7%	7.2%	18.3%	IPCA⁹	-
Vinci Retorno Real FIM	IP&S	173.6	0.5%	4.6%	8.1%	18.4%	IMA-B¹⁰	IMA-B¹⁰
Vinci Crédito Imobiliário II	Private Credit	762.5	2.7%	3.3%	7.9%	20.9%	IPCA⁹	IPCA⁹+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Private Credit	73.7	3.1%	9.6%	13.5%	28.1%	CDI[7]	CDI[7]
Vinci Energia Sustentável	Private Credit	559.3	2.4%	4.6%	8.6%	19.2%	IPCA⁹	IPCA⁹+ 6%
Vinci Crédito Multiestratégia	Private Credit	344.0	3.7%	8.2%	12.3%	22.1%	CDI[7]	IPCA⁹ + 5%
VISC11	Real Estate (listed REIT)	3,133.7	(4.5)%	(11.4)%	1.5%	18.4%	IFIX¹¹	IPCA⁹ + 6%
VILG11	Real Estate (listed REIT)	1,267.4	3.5%	(9.5)%	(14.4)%	(9.9)%	IFIX¹¹	IPCA⁹ + 6%
VINO11	Real Estate (listed REIT)	418.3	(25.3)%	(28.3)%	(33.9)%	(39.0)%	IFIX¹¹	IPCA⁹ + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	61.6	(2.6)%	(6.7)%	1.9%	23.8%	IFIX¹¹	IFIX¹¹
VIUR11	Real Estate (listed REIT)	172.5	(0.6)%	(19.4)%	(11.2)%	(1.4)%	IFIX¹¹	IPCA⁹ + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	145.0	(2.3)%	(0.9)%	12.5%	-	IFIX¹¹	IPCA⁹ + X%
VICA11	Real Estate / Private Credit (REIT)	377.5	0.4%	0.7%	0.6%	-	IFIX¹¹	CDI[7] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	56.4	0.0%	1.2%	4.1%	17.2%	IFIX¹¹	IFIX¹¹
VIGT11	Infrastructure (listed)	513.6	(25.3)%	(28.3)%	(33.9)%	(39.0)%	-	-

Benchmark	3Q'24	YTD	12 M	24 M
IBOV	6.4%	(1.8)%	13.1%	19.8%
CDI	2.6%	8.0%	11.1%	26.0%
IMA-B 5	1.9%	5.3%	8.4%	21.1%
IPCA + Yield IMA-B	2.3%	8.2%	10.7%	22.9%
IPCA	0.8%	3.3%	4.4%	9.8%
IFIX	(1.2)%	(0.2)%	2.7%	10.5%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – Closed End Private Markets funds xxxi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxii (BRL)	Gross MOIC (USD)	Gross IRRxxxiii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,110	99	5,209	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,872	2,328	4,200	2.0x	1.1x	9.9%	1.1%
VCP III	Private Equity	2018	4,000	2,342	54	4,975	5,029	2.1x	2.1x	33.0%	28.3%
VCP IV	Private Equity	2022	2,691	335	–	549	549	1.5x	1.5x	–	–
VCP Strategyxxxiv	Private Equity		10,306	5,946	7,036	7,951	14,986	2.5x	2.2x	64.6%	70.2%
NE Empreendedorxxxv	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	257	1.9x	1.5x	18.7%	11.1%
VIR IV	Private Equity	2020	1,000	495	160	556	695	1.4x	1.4x	27.2%	25.4%
VIR Strategyxxxvi	Private Equity		1,276	642	281	718	978	1.6x	1.5x	22.4%	27.0%
SPS I	Vinci SPS	2018	128	191	267	82	349	2.4x	1.9x	25.9%	19.1%
SPS II	Vinci SPS	2020	671	1,021	926	658	1,584	2.4x	2.3x	24.2%	24.0%
SPS III	Vinci SPS	2021	1,071	1,002	130	1,223	1,353	2.9x	2.8x	29.0%	23.2%
SPS Strategyxxxvii	Vinci SPS		1,870	2,214	1,323	1,963	3,286	2.7x	2.5x	25.7%	22.8%
FIP Transmissãoxxxviii	Infrastructure	2017	211	104	289	87	376	3.6x	2.7x	57.0%	41.7%
VIASxxxix	Infrastructure	2021	386	350	–	409	409	1.3x	1.3x	20.7%	15.3%
VICCxl	Infrastructure	2022	1,566	–	–	–	–	–	–	–	–
VFDLxli	Real Estate	2021	422	291	16	325	341	1.2x	1.1x	11.3%	6.7%
Vinci Credit Infraxlii	Private Credit	2022	1,798	1,140	–	681	681	1.2x	1.2x	NM	NM

Shareholder Dividends

($ in thousands)	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24
Adjusted Distributable Earnings (R$)	60,006	70,369	51,820	63,641	49,605	58,401	57,104
Adjusted Distributable Earnings (US$)xliii	11,994	14,290	10,647	12,829	9,801	10,331	9,872
Adjusted DE per Common Share (US$)xliv	0.22	0.26	0.20	0.24	0.18	0.19	0.19
Actual Dividend per Common Sharexlv	0.16	0.20	0.17	0.20	0.17	0.17	0.16
Record Date	May 25, 2023	August 24, 2023	November 22, 2023	February 22, 2024	May 23, 2024	August 21, 2024	November 20, 2024
Payable Date	June 09, 2023	September 08, 2023	December 07, 2023	March 07, 2024	June 07, 2024	September 05, 2024	December 05, 2024

Vinci Partners generated R$1.08 or US$0.19¹ of Adjusted Distributable Earnings per common share for the third quarter of 2024. The company declared a quarterly dividend of US$0.16² per common share to record holders as of November 20, 2024; payable on December 05, 2024.

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Share Summary

VINP Shares	3Q'22	4Q'22	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axlvi	40,892,619	40,614,497	40,247,461	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375
Common Shares Outstanding	55,358,858	55,080,736	54,713,700	54,196,959	53,872,066	53,778,817	53,244,836	53,245,448	52,870,614

Common Shares Outstanding as of quarter end of 52,870,614 shares.

•	Repurchased 374,834 common shares in the quarter, with an average share price of US$10.4.

•	Repurchased 4,685,954 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.7.

•	The fifth buyback program, approved in September, is limited to US$15 million and replaces the buyback program approved in February 2024. As of September 30, 2024, the remaining authorization for the share repurchase plan was US$14.7 million.

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GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund	Segment	3Q'24 Commitments	Total Capital Committed	3Q’24 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (3Q’24)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.2	–	1.6	3.4
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.3
VIR IV	Private Equity	–	11.1	–	6.5	0.1	1.8	6.3
VCP IV	Private Equity	–	350.0	–	33.2	–	–	41.3
FIP Infra Transmissão (co-investment)¹	Infrastructure	–	29.5	–	8.9	–	23.9	7.4
FIP Infra Transmissão¹	Infrastructure	–	10.5	–	3.4	–	7.3	2.1
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	19.0
VICC	Infrastructure	–	100.0	0.8	3.1	–	–	0.2
VFDL	Real Estate	–	70.0	3.5	59.1	–	–	66.3
VIUR	Real Estate	–	67.3	–	67.3	1.4	19.4	43.1
VINO	Real Estate	–	50.0	–	50.0	0.7	9.3	23.1
Vinci FOF Imobiliário	Real Estate	–	36.9	–	36.9	–	22.5	20.0
VCRI	Real Estate/Credit	–	80.0	–	80.0	2.3	26.4	68.8
VICA	Real Estate/Credit	–	23.0	–	23.0	0.7	6.1	23.0
Vinci Crédito Infra Institucional	Credit	–	100.0	–	56.9	–	–	62.2
VSP FIM	IP&S	–	50.0	4.8	22.5	0.5	1.9	26.7
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	0.00	21.6
Vinci US Real Estate	Real Estate	–	46.4	–	46.4	–	–	50.5
FDIRS	Infrastructure	–	15.0	–	15.0	–	–	16.0
Total		–	1,149.2	9.1	592.0	5.7	120.2	556.1

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Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'23	2Q'24	3Q'24	3Q'23 YTD	3Q'24 YTD

OPERATING PROFIT	52,466	65,014	54,803	158,896	174,727
(-) Net revenue from realized performance fees	(2,058)	(9,096)	(1,890)	(14,786)	(13,259)
(-) Net revenue from unrealized performance fees	–	3,483	–	–	3,483
(+) Compensation allocated in relation to performance fees	925	2,503	907	7,026	4,419
FEE RELATED EARNINGS (FRE)	51,333	61,904	53,819	151,136	169,369

OPERATING PROFIT	52,466	65,014	54,803	158,896	174,727
(-) Net revenue from management fees	(104,745)	(114,134)	(106,750)	(293,391)	(317,339)
(-) Net revenue from advisory	(2,283)	(11,481)	(5,966)	(20,801)	(27,806)
(+) Bonus related to management and advisory	18,746	23,380	19,228	57,857	61,356
(+) Personnel expenses	7,483	7,556	8,238	22,224	23,131
(+) Other general and administrative expenses	5,356	7,025	6,614	13,850	19,635
(+) Corporate center expenses	24,110	25,750	24,817	69,126	71,654
PERFORMANCE RELATED EARNINGS (PRE)	1,133	3,110	984	7,760	5,358

OPERATING PROFIT	52,466	65,014	54,803	158,896	174,727
(-) Net revenue from unrealized performance fees	–	3,483	–	–	3,483
(+) Compensation allocated in relation to unrealized performance fees	–	(1,233)	–	–	(1,233)
(+) Realized gain from GP investment income	4,699	12,379	4,539	14,759	21,324
SEGMENT DISTRIBUTABLE EARNINGS	57,165	79,643	59,342	173,655	198,301

NET INCOME	31,817	28,347	41,369	156,075	115,424
(-) Net revenue from unrealized performance fees	–	3,483	–	–	3,483
(+) Income tax from unrealized performance fees	–	(401)	–	–	(401)
(+) Compensation allocated in relation to unrealized performance fees	–	(1,233)	–	–	(1,233)
(-) Unrealized gain from GP investment income	8,046	8,128	11,149	3,655	10,174
(+) Income tax on unrealized gain from GP investment income	46	(987)	180	56	(524)
(-) Unrealized gain from financial income	0	0	–	0	0
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	5,655	3,870	(5,444)	7,785	2,225
(+) Depreciation and amortization³	1,646	1,873	2,272	5,452	6,036
(+) Share Based Plan	5,058	3,529	4,041	9,413	13,718
(-) Income Taxes on Share Based Plan	(448)	188	(190)	(241)	(431)
(+) Non-operational expenses including income tax related to realized expense	–	11,604	3,727	–	16,639
ADJUSTED DISTRIBUTABLE EARNINGS	51,820	58,401	57,104	182,195	165,111

TOTAL NET REVENUE FROM SERVICES RENDERED	109,086	131,228	114,606	328,978	354,921
(-) Net revenue from realized performance fees	(2,058)	(9,096)	(1,890)	(14,786)	(13,259)
(-) Net revenue from unrealized performance fees	–	3,483	–	–	3,483
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	107,028	125,615	112,716	314,192	345,146

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Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	3Q'23	3Q'24	3Q'23 YTD	3Q'24 YTD
Profit (loss) before income taxes	42,192	55,062	191,175	151,180
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(14,346)	(18,721)	(65,000)	(51,401)
Reconciliation adjustments:
Expenses not deductible	(542)	(45)	(606)	(144)
Tax benefits	131	(39)	173	107
Share based payments	(76)	(459)	(329)	(1,144)
Tax loss	-	(1,115)	-	(3,321)
Effect of presumed profit of subsidiariesxlvii and offshore subsidiaries	4,498	6,583	30,570	19,984
Other additions (exclusions), net	(40)	103	92	163
Income taxes expenses	(10,375)	(13,693)	(35,100)	(35,756)
Current	(14,370)	(13,153)	(41,492)	(40,212)
Deferred	3,995	(540)	6,392	4,456
Effective tax rate	25%	25%	18%	24%

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Balance Sheet Results

Assets	06/28/2024	09/30/2024
Current assets
Cash and cash equivalents	592,308	534,406
Cash and bank deposits	45,831	24,336
Financial instruments at fair value through profit or loss	120,084	112,011
Financial instruments at amortized cost	426,393	398,059
Financial instruments at fair value through profit or loss	1,307,884	1,367,066
Trade receivables	71,496	73,036
Sub-leases receivable	3,368	2,808
Taxes recoverable	3,775	5,207
Other assets	24,249	26,813
Total current assets	2,003,080	2,009,336

Non-current assets
Financial instruments at fair value through profit or loss	74,679	74,216
Trade receivables	14,108	13,853
Sub-leases receivable	456	-
Taxes recoverable	1,930	826
Deferred taxes	18,732	18,535
Other receivables	27,353	27,608
	137,258	135,038

Property and equipment	11,638	10,944
Right of use - Leases	53,515	51,178
Intangible assets	249,850	251,170
Total non-current assets	452,261	448,330

Total Assets	2,455,341	2,457,666

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Liabilities and equity	06/28/2024	09/30/2024
Current liabilities
Trade payables	1,495	1,265
Deferred Revenue	–	13,444
Leases	24,919	23,010
Accounts payable	6,276	7,818
Labor and social security obligations	55,721	75,124
Loans and Financing	76,346	14,852
Taxes and contributions payable	22,780	22,995
Total current liabilities	187,537	158,508

Non-current liabilities
Leases	38,738	35,778
Labor and social security obligations	6,457	6,646
Loans and Financing	652,493	634,809
Deferred taxes	3,926	4,269
Retirement plans liabilities	229,896	309,171
	931,510	990,673

Total liabilities	1,119,047	1,149,181

Equity
Share capital	15	15
Additional paid-in capital	1,405,559	1,405,559
Treasury shares	(201,748)	(223,418)
Retained Earnings	87,185	78,066
Other reserves	44,440	47,958
	1,335,451	1,308,180

Non-controlling interests in the equity of subsidiaries	843	305

Total equity	1,336,294	1,308,485

Total liabilities and equity	2,455,341	2,457,666

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Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iii “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

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viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xi “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

xii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

xiii “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services and realized gain from investment income.

xiv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

xv “AUM” refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xvi “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

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xvii “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xviii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xix “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xx “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxi “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xxii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiii “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxiv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxvi Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza.

xxvii Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA.

xxviii Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA.

xxix Valorem Strategy includes the funds Valorem FIM and Valorem Advisory.

xxx Equilibrio Strategy comprises IP&S Family of pension plans.

xxxi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxiii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

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xxxxiv Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 2Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund, which are presented as of 3Q’24.

xxxv Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xxxvi Track record for VIR strategy is presented as of 2Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxvii Track record for Vinci SPS strategy is presented as of 3Q’24.

xxxviii Track record for FIP Infra is presented as of 2Q’24.

xxxix Track record for VIAS is presented as of 2Q’24.

xl Total Commitments for VICC are presented as of 3Q’24.

xli Track record for VFDL is presented as of 3Q’24.

xlii Track record for Vinci Credit Infra is presented as of 3Q’24.

xliii US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.7846 as of November 05, 2024, when dividends were approved by our Board of Directors.

xliv Per Share calculations are based on end of period Participating Common Shares.

xlv Actual dividends per common share are calculated considering the share count as of the applicable record date.

xlvi As of September 30, 2024, Public Float was comprised of 12,158,029 Class A common shares.

xlivii Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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RIO DE JANEIRO

55 21 2159 6000

Av. Bartolomeu Mitre, 336

Leblon - 22431-002

SÃO PAULO

55 11 3572 3700

Av. Brigadeiro Faria Lima, 2.277 – 14º andar

Jardim Paulistano - 01452-000

55 16 2101 4641 | Ribeirão Preto

Av. Presidente Vargas, 2.121 – Sala 106

Jardim América - 14020-260

RECIFE

55 81 3204 6811

Av. República do Líbano, 251 - Sala 301 - Torre A

Pina - 51110-160

NEW YORK

1 646 559 8000

780 Third Avenue, 25th Floor

10017